ECOLAB INC.

1 Ecolab Place

St. Paul, Minnesota 55102

May 7, 2025

Mr. Michael Fay & Ms. Li Xiao

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ecolab Inc.
Form 10-K for fiscal year ended December 31, 2024
Filed on February 21, 2025
File No. 001-09328

Dear Mr. Michael Fay & Ms. Li Xiao:

This letter is written in response to the Staff’s comment letter dated April 28, 2025, on the Form 10-K of Ecolab Inc. (“the Company”, “we” or “our”) for the period ended December 31, 2024. For ease of reference, the numbered responses correspond to the paragraphs as numbered within the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the fiscal year ended December 31, 2024

17. Revenues, page 90

1.	We have reviewed your response to comment 3. Please provide us further information and analysis as it relates to your consideration of disaggregation of revenues attributable to individual operating segments. For example, please evaluate in further detail under ASC 606-10-55-90 your presentation of separate narrative discussions of your operating segment sales, including a reference to sales growth percentage as a header, in your Fourth Quarter 2024 Supplemental, and your presentation of discussions of operating segment revenues in MD&A. Please also provide us the actual company specific information you considered as part of your overall assessment under ASC 606-10-50-5 and 55-89 through 55-91, including the break-out of product and sold equipment revenue and service and lease equipment revenue, by operating segment, for the periods presented. Lastly, please describe to us any other disaggregated revenue information regularly reviewed by the CODM, not otherwise referenced in the response, and provide us an example of this information from 2024.

Response

ASC 606-10-50-5 requires an entity to “disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.” The Company’s revenue recognition and nature of our customer contracts are similar across our product and equipment sales and service and lease sales categories for three of our four reportable segments – Global Industrial, Global Institutional & Specialty and Global Healthcare & Life Sciences.  In our fourth reportable segment, Global Pest Elimination, our contracts with our customers are all service-based. As disclosed within our significant accounting policies disclosure, we recognize product and equipment sales at a point in time when the product or equipment is transferred to the customer and we recognize service and lease sales over time as the services are provided or the customer receives the benefit from the leased equipment. Based on the nature and size of the customer, the related contracts can span segments or markets, however customer contract terms and conditions do not vary by segment or market.

Within each of our reportable segments, the nature and timing of the revenues are similar when further disaggregated by product and equipment sales or service and lease sales. Further, the nature, timing and uncertainty and how those are impacted by economic factors are similar within our reportable segments when further disaggregated by geographic region. We believe that geographic region is the most meaningful category to consider when assessing how revenue and cash flows are affected by economic factors. Our operating segments are affected by economic factors in a similar manner, including the nature of our customer contracts, the nature of our customer relationships, and the timing of revenue recognition (inclusive of the point in time vs over time recognition pattern discussed above) and therefore are not required to be disaggregated at the operating segment level for purposes of the requirements in ASC 606-10-50-5 and any further disaggregation would not provide decision-useful information about the nature, timing and uncertainty of the cash flows.

ASC 606-10-55-90 provides various factors to consider when selecting the type of category used to disaggregate revenue and ASC 606-10-55-91 further provides examples of categories that may be appropriate. The Company specifically considered the disclosures presented outside of the financial statements, including the organic and fixed currency sales growth rates by operating segment in our Fourth Quarter 2024 Supplemental and the organic sales growth rates by operating segment provided in our MD&A. This information on organic and fixed currency sales growth rates by operating segment is non-GAAP in nature and thus does not fall into the scope of ASC 606. Additionally, such data points are provided to investors in order to contextualize the sales growth and overall results by reportable segment and consolidated revenue growth drivers. Any references to specific industries or market segments are not intended to indicate that there are different economic factors that regularly impact the nature, amount, timing, and uncertainty of revenue and cash flows. In the short term, different operating segments may be growing at different rates, however the long-term trajectory for the operating segments that are aggregated into a reportable segment is similar and thus the growth rates included within the above-referenced materials is important to facilitate contextual understanding of the broader environment that we operate in.

We also considered other information regularly reviewed by the chief operating decision maker (“CODM”). Revenue information reviewed by our CODM on a regular basis primarily encompasses operating segment level revenues and revenues by geographic region. There is not significant other information reviewed by the CODM outside of the bounds of those delineations on a regular basis. As discussed, the Company has provided an example from our Executive Committee review presentation for December 2024 as supplemental information pursuant to Rule 12b-4 of the Securities and Exchange Act of 1934, which will be permanently deleted following the conclusion of this review process. Note that sales information at the operating segment level provided within the example is exclusively organic sales growth and thus is non-GAAP in nature.

In our analysis of other disclosures presented outside of the financial statements pursuant to ASC 606-10-55-90, the Company confirmed it primarily provides revenue data at the reportable segment and geographic market levels. Aside from the non-GAAP information on organic revenue growth rates for operating segments discussed above, the Company does not provide quantitative disaggregated information on revenue below the reportable segment level on a regular basis. The Company does provide qualitative discussion on drivers within a given operating or reportable segment, however, similar to the non-GAAP information discussed above, such information is provided simply to contextualize overall reportable segment and company sales growth.

Accordingly, the Company believes our disclosure of disaggregated revenues by (1) reportable segment and product and equipment sales and service and lease sales; and (2) reportable segment and geographic region is sufficient to meet the requirements of ASC 606-10-50-5 and 55-89 through 55-91.

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On behalf of the Company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Scott D. Kirkland
Scott D. Kirkland
Chief Financial Officer